UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

______________________

RADCOM Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share

(Title of Class of Securities)

M8186511 1

(CUSIP Number)

Matt Kittay, Esq.
Sarah Hewitt, Esq.
Fox Rothschild LLP
101 Park Avenue, 17th Floor
New York, NY 10178
(212) 878-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2024

(Date of Event which Requires Filing of this Statement)

______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186511 1	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Michael Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,042,801
	8	SHARED VOTING POWER 542,147(1)
	9	SOLE DISPOSITIVE POWER 1,042,801
	10	SHARED DISPOSITIVE POWER 542,147(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,473(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38%(1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. M8186511 1	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Klil Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,042,801
	8	SHARED VOTING POWER 542,147(1)
	9	SOLE DISPOSITIVE POWER 1,042,801
	10	SHARED DISPOSITIVE POWER 542,147(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,473(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38%(1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. M8186511 1	SCHEDULE 13D	Page 4 of 7

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.20 per share (the “Ordinary Shares”), of RADCOM Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

ITEM 2.	IDENTITY AND BACKGROUND

(a)     This statement is being filed by Michael Zisapel (“Mr. Zisapel”) and Klil Zisapel (“Ms. Zisapel”, and together with Mr. Zisapel, the “Reporting Persons”) as joint filers pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The Reporting Persons are brother and sister.

(b)     Mr. Zisapel maintains his residence at Hahazav 9, Ramat Efal, Ramat Gan 5290517, Israel. Ms. Zisapel maintains her residence at Vitkin 3, Apartment 5, Tel-Aviv 6347403, Israel.

(c)     Mr. Zisapel is a physician at Tel Aviv Sourasky Medical Center. The business address of Mr. Zisapel is 24 Raoul Wallenberg Street, Tel-Aviv, 6971920 Israel. Ms. Zisapel is a writer. The business address of Ms. Zisapel is Vitkin 3, Apartment 5, Tel-Aviv 6347403, Israel.

(d)     During the past five years, neither Mr. Zisapel nor Ms. Zisapel has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the past five years, neither Mr. Zisapel nor Ms. Zisapel has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)     Mr. Zisapel and Ms. Zisapel are each citizens and residents of Israel.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the securities reported on this Schedule 13D in connection with the illness and subsequent death of their father, Zohar Zisapel, co-founder, member of the Board of Directors and major shareholder of the Issuer, which occurred on May 19, 2023.

On May 18, 2023, Zohar Zisapel transferred without consideration 50% of the ownership interests in each of Michael & Klil Holdings (93) Ltd. and Lomsha Ltd. to each of the Reporting Persons, through which the Reporting Persons each hold an indirect ownership interest in an aggregate of 271,074 Ordinary Shares of the Issuer and shared voting and dispositive power with respect to an aggregate of 542,147 Ordinary Shares of the Issuer as the 50% owners of such entities.

A probate was issued by the Israeli Registrar for Matters of Succession on August 4, 2023, according to which Zohar Zisapel’s assets were divided 50% to Mr. Zisapel and 50% to Ms. Zisapel. Accordingly, since August 4, 2023, the Reporting Persons were entitled to an aggregate of 1,042,801 Ordinary Shares of the Issuer effective February 1, 2024, and are entitled to receive an aggregate of an additional 1,157,443 Ordinary Shares of the Issuer upon completion of certain transfer requirements.

CUSIP No. M8186511 1	SCHEDULE 13D	Page 5 of 7

No funds or other consideration was used by the Reporting Persons to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons have no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything to the contrary contained herein, each Reporting Persons reserves the right, depending on all relevant factors, to change his or her intention with respect to any and all of the matters referred to above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

Mr. Zisapel beneficially owns 670,473 Ordinary Shares of the Issuer, consisting of (i) 399,399 Ordinary Shares held directly by Mr. Zisapel, and (ii) 271,074 Ordinary Shares that are held indirectly by Mr. Zisapel through his 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company. Based on 15,307,732 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2023, the Ordinary Shares beneficially owned by Mr. Zisapel represent approximately 4.38% of the Ordinary Shares of the Issuer issued and outstanding.

Ms. Zisapel beneficially owns 670,473 Ordinary Shares of the Issuer, consisting of (i) 399,399 Ordinary Shares held directly by Ms. Zisapel and (ii) 271,074 Ordinary Shares that are held indirectly by Ms. Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company. Based on 15,307,732 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2023, the Ordinary Shares beneficially owned by Ms. Zisapel represent approximately 4.38% of the Ordinary Shares of the Issuer issued and outstanding.

(b)

Mr. Zisapel has sole voting and dispositive power over 1,042,801 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., in each of which Mr. Zisapel owns a 50% interest.

Ms. Zisapel has sole voting and dispositive power over 1,042,801 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., in each of which Ms. Zisapel owns a 50% interest.

CUSIP No. M8186511 1	SCHEDULE 13D	Page 6 of 7

(c)	The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer in the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement

CUSIP No. M8186511 1	SCHEDULE 13D	Page 7 of 7

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2024

/s/ Michael Zisapel
Michael Zisapel

/s/ Klil Zisapel
Klil Zisapel